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                           November 30, 2022

       Suren Ajjarapu
       Chief Executive Officer
       TRxADE HEALTH, INC
       2420 Brunello Trace
       Lutz, Florida 33558

                                                        Re: TRxADE HEALTH, INC
                                                            Registration
Statement on Form S-1
                                                            Filed November 28,
2022
                                                            File No. 333-268574

       Dear Suren Ajjarapu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              David Loev